EXHIBIT 21.1

SUBSIDIARIES OF STRATEGIC STUDENT & SENIOR HOUSING TRUST, INC.

Name	State of Incorporation
SSSHT Operating Partnership, L.P.	Delaware
SSSHT Student Holdco, LLC (1)	Delaware
SSSHT Senior Holdco, LLC (1)	Delaware
SSSHT TRS, Inc. (1)	Delaware

(1)	Does not include subsidiaries of the above-listed entity.